02031472

Arls
P.E. 12/31/01

SEL LEB
MARKETING, INC.

2001 ANNUAL REPORT

Dear Shareholder:

Fiscal 2001 was a difficult year and one that none of us will soon forget. Despite the horrific events of September 11th, and an economy that was mired in a recession, Sel-Leb Marketing, Inc. was able to increase its net earnings by almost 500%. We also exceeded $20,000,000 in revenues for the third consecutive year, actually showing an increase over fiscal 2000.

Our shareholders are our most important constituency. The steps that we took in 2001 were designed to bring value to our shareholders, and hopefully it is only a matter of time before Wall Street recognizes our accomplishments with greater market interest. To aid in the delivery of our message we have also recently taken steps to increase our visibility by retaining an investor relations firm.

Some of the Company's accomplishments in 2001 include:

- We increased revenues by 3.6 % to $21 million, generating net earnings per share of $0.20.
- We continued our cost containment initiatives with resulting positive benefits during the year.
- We entered into a licensing agreement with Nicole Miller.
- We improved our financial position by reducing our indebtedness by over $1 million. We began 2002 with the lowest level of debt in 3 years.
- Retail placements of our new bath line exceeded our expectations.
- We reduced inventory levels while simultaneously achieving increases in sales.

Sel-Leb has never entered a year in a better position to capitalize on the opportunities available to us. We believe we now have an infrastructure, balance sheet, customer base and product lines in place to continue to grow revenues and earnings.

At this point, I would like to express management's gratitude to our many supporters, including Sel-Leb's shareholders, employees, associates and customers. With your continued support, we look forward to a strong and profitable year for 2002.

Sincerely,

Hal Markowitz
Chairman of the Board
April 30, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period _______ from to _______.
Commission file number 1-13856

SEL-LEB MARKETING, INC.
(Exact name of small business issuer in its charter)

New York	11-3180295
(State of incorporation)	(I.R.S. Employer Identification No.)
495 River Street, Paterson, New Jersey	07524
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code: (973) 225-9880
Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of Class)

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendments to this Form 10-KSB.[X]

The issuer's revenues for its most recent fiscal year were $21,451,140.

The aggregate market value of voting stock held by non-affiliates of the registrant on April 2, 2002 was approximately $2,554,372. On such date, the closing price of the issuer's common stock was $2.09 per share. Solely for the purposes of this calculation, shares beneficially owned by directors, executive officers and stockholders of the issuer that beneficially own more than 10% of the issuer's voting stock have been excluded, except such shares, if any, with respect to which such directors and officers disclaim beneficial ownership. Such exclusion should not be deemed a determination or admission by the issuer that such individuals are, in fact, affiliates of the registrant.

The number of shares of the registrant's Common Stock, $.01 par value, outstanding on April 2, 2002 was 2,261,018.

Documents Incorporated by Reference:

Portions of the Company's Proxy Statement in connection with its Annual Meeting scheduled to be held on May 30, 2002 are incorporated by reference in Part III. The Company's Proxy Statement will be filed within 120 days after December 31, 2001.

SEL-LEB MARKETING, INC.
Annual Report on Form 10-KSB
For the Fiscal Year Ended December 31, 2001

Table of Contents

PART I

Item 1. Description of Business

General

Sel-Leb Marketing, Inc. was incorporated under the laws of the State of New York in September 1993. The Company is primarily engaged in the distribution and marketing of consumer merchandise to retail sellers such as mass merchandisers, discount chain stores and food, drug and electronic retailers. The Company's business presently consists of the following activities: (i) marketing and selling the Company's own proprietary brands of budget-line health, beauty aid and cosmetic products, which are filled for the Company by contract fillers, (ii) opportunistic purchasing and secondary sourcing (i.e., distributing merchandise on a wholesale basis outside of normal distribution channels to retail merchants) of a broad range of name-brand and off-brand products such as health and beauty aids, cosmetics, fragrances, kitchen items and other household items, and (iii) marketing and selling products to be promoted by celebrity spokespersons and sold to mass merchandise retailers. The Company's strategy is to capitalize on increased consumer demand for value and convenience resulting from the increased acceptance by consumers of mass merchandisers, electronic retailers and other mass marketing retail outlets, as well as on the popularity of consumer products endorsed by celebrity spokespersons.

In September 1997, the Company and RBCJJ Associates, LLC ("RBCJJ"), an unaffiliated third party, formed Ales Signature, Ltd., a New York corporation ("Ales"), for the purpose of acquiring from SBC Corporation, Inc. ("SBC") a line of women's cosmetic, corrective and treatment products (e.g., blemish creams and eye creams) sold under the Signature™ name. The Company owns 80% of Ales Signature, Ltd. The Company, in connection with the acquisition, acquired rights to the following trademarks: (i) all rights of SBC in and to certain trademarks (including the Signature Solutions® mark and the Signature Beauty Care®, Lip Set® and Salon Essence® registered trademarks) and (ii) finished products and other inventory (including works in progress and component parts) related to the product lines bearing the acquired trademarks. Unless otherwise specified herein, references to the "Company" shall refer collectively to Sel-Leb Marketing, Inc. and its subsidiary Ales Signature, Ltd.

Sale of Proprietary Brand Name Products. The Company is currently engaged in the marketing and sale of its own proprietary brand name budget-line health, beauty aid and cosmetic products. The Company's beauty aid and cosmetic products include bath products, as well as budget-line lipsticks, lip pencils, nail polishes and eye pencils sold under the Linette®, Loud Music®, Ghoul Tools®, Quick Thang®, Loud Sticks™, Signature Solutions® and Signature Beauty Care® brand names. The Company's products are sold to department stores, retail chains and other mass merchandisers located throughout the United States, Canada, Puerto Rico and Europe. All of the Company's proprietary beauty aid and cosmetic products are manufactured and supplied by third parties. The Company purchases all materials for these products (including raw materials and packaging) through individually placed purchase orders to various suppliers. During the fiscal year ended December 31, 2001, no supplier accounted for 10% or more of such purchases. The Company has credit arrangements with suppliers that allow it to purchase merchandise on credit with payment generally due 30 days after purchase. To date, the Company has not experienced any shortages of or difficulties in obtaining the raw materials used in its products or the materials used for the packaging of its products. Furthermore, the Company believes that alternate sources of supply for such materials are readily available and that the loss of any one of its suppliers would not have a material adverse effect. The Company believes that it has good relationships with the suppliers of raw materials and packaging for its proprietary products.

Typically, materials purchased by the Company for its proprietary beauty aid and cosmetic products are delivered by the suppliers to the Company's warehouse facilities. The Company thereafter delivers such materials, on an as-needed basis, to its contract fillers, which are engaged by the Company to provide filling services and perform quality control with respect to the finished products. During the fiscal year ended December 31, 2001, no such contract filler accounted for 10% or more of the Company's filling services. Once completed, the products are delivered to the Company, which packs out the products and distributes the finished products to its customers. Although the Company believes that its contract fillers have the capacity to produce volumes of the Company's products sufficient to meet the Company's foreseeable needs, there can be no assurance of such. Furthermore, although the Company believes that it has a good relationship with its contract fillers and that the Company will continue to obtain its finished beauty aid and cosmetic products from such fillers in the foreseeable future, the Company does not have written contracts with any of these fillers and there can therefore be no assurance of such. In the event the Company were to experience difficulties with or the loss of services of its present fillers, the Company believes that it would be able to retain the services of other fillers; however, there can be no assurance that such services could be retained on a timely basis or on terms as favorable as those with its present fillers.

As part of the Company's strategy of taking advantage of the growth in mass merchandising and value retailing, the Company will seek to expand its existing proprietary brand name product lines as well as continue to introduce new brand name products, thereby providing the Company with a supply of products and making the Company less reliant on third party and/or opportunistic sources of merchandise. The Company may also seek to acquire rights to additional proprietary product lines through licensing or other arrangements, although there can be no assurance of such.

Opportunistic Purchasing and Secondary Sourcing Activities. The Company acts as a secondary sourcer of a broad range of name-brand and off-brand merchandise, including health and beauty aids, cosmetics, kitchen items and other household products. The Company acquires its merchandise either directly from consumer goods manufacturers or from wholesalers, retailers, financially distressed businesses, duty-free distributors and other secondary sources located in the United States and, to a very limited extent, in Europe, and sells the merchandise to retail chains and other mass merchandisers located throughout the United States, Canada and Puerto Rico. During the year ended December 31, 2001, the Company purchased merchandise from over 50 different suppliers and sold the merchandise to over 30 different retailers, including, among others, BJ's Wholesale Club, Ames Department Stores, Variety Wholesale and Roses Stores, Inc. which accounted for approximately 35.9%, 23.6%, 19.1% and 15.1%, respectively, of the Company's net opportunistic sales in 2001. The Company believes that its longstanding relationships with many of its suppliers and customers are important to the secondary sourcing activities of the Company, and that its relationship with its suppliers and customers are good.

In connection with its distribution activities, the Company has the ability to reconfigure merchandise acquired by it or to provide other value-added services at the request of a retailing customer. For example, if the Company were to acquire merchandise which had been packaged by the manufacturer as a four-pack item (i.e., four items to the package), the Company could, if requested by the retailer, reconfigure the item as a ten-pack item prior to delivery of the merchandise to the customer. Likewise, at a customer's request, the Company has the ability to reconfigure several different items together to create a gift or bonus package. The Company believes that its ability to provide such value-added services allows it to service the ongoing needs of its customers and to enhance its sales and customer relations.

Because the Company focuses on the opportunistic acquisition of merchandise such as purchases of closed-out, overstocked and/or change-of-packaging brand name items, the Company is generally able to purchase such merchandise at a discount below wholesale cost. The Company then sells the merchandise to discount retailers and other mass merchandisers who seek to purchase products at discount prices in order to supplement their normal inventory purchases or for special promotions. The merchandise is sold at prices that are above the Company's cost, although at prices that are still generally below wholesale. Although the Company typically purchases merchandise before it has located customers for such merchandise, it has sold substantially all merchandise acquired by it in each of the last three fiscal years.

The Company purchases the name-brand and off-brand merchandise which it sells to retailers from over 50 suppliers, including consumer goods manufacturers, wholesalers, retailers, financially distressed businesses, duty-free distributors and other secondary sources. The Company is continually seeking to locate new sources of merchandise. Generally, the Company will be contacted by a manufacturer or other supplier when such supplier has excess merchandise that is available for resale through the secondary market; alternatively, the Company will also contact a supplier if it becomes aware that the supplier has merchandise which it desires to sell. Although certain suppliers may have provided a majority or all of a particular type of product or particular category of merchandise, no supplier accounted for more than 10% of the Company's total opportunistic merchandise purchases for the year ended December 31, 2001. During the year ended December 31, 2001, substantially all of the Company's secondary sourcing merchandise was purchased from domestic suppliers. The Company believes that the loss of any one of its suppliers would not have a material adverse effect on the Company and that alternative sources of merchandise are readily available in all existing product categories as well as additional product categories.

All merchandise is purchased by the Company from its suppliers through individually placed purchase orders. The Company does not have any contractual relationships, except as described elsewhere herein, with any of its suppliers and depends, instead, on its ongoing relationships and prior dealings with such suppliers to obtain merchandise at favorable prices when it becomes available to secondary suppliers. The Company believes that such ongoing relationships with its suppliers have resulted from its prior dealings with such suppliers, in many cases over a period of years, and its reliability and strength as a customer. Several of the Company's principals have been involved in the opportunistic purchasing business for more than 20 years and have developed many on-going contacts with suppliers.

Currently, all purchasing and pricing decisions with respect to the Company's opportunistic purchasing activities are made by Paul Sharp, the Company's President and Chief Executive Officer, and Jorge Lazaro, the Company's Executive Vice President, who locate sources of merchandise and determine whether any given product will be suitable for wholesale distribution to mass merchandise retailers or other customers. Generally, the Company believes that it has the ability to sell all merchandise that is acquired by it. The Company has credit arrangements with substantially all of its existing suppliers, thereby allowing the Company to purchase merchandise on account. Generally, such credit arrangements allow the Company to purchase merchandise with payment generally due 30 days after the purchase. However, in certain cases the Company purchases merchandise with payment made upon the receipt of goods in order to enable the Company to obtain favorable prices.

The Company has also acted as a wholesale distributor of prestige, designer fragrances. Historically, manufacturers of such fragrances have sold their products primarily to leading department stores. As a result, mass merchandisers have traditionally only been able to obtain such items from secondary sources such as the Company. Typically, the Company has purchased these fragrances from other secondary sources such as export and import companies, duty-free distributors and department stores which were liquidating their excess inventory. Unlike other merchandise acquired by the Company at prices significantly below wholesale, the Company has purchased certain designer fragrances at above-wholesale prices (although still well below their normal retail price). The Company, in turn, has sold such items to other mass merchandisers. The Company believes that revenue from the sales of fragrances (or its consulting services, described below, relating to fragrance sales) will continue to constitute a portion of its sales, although there can be no assurance of such.

Within this segment, the Company has also sought to develop further its bath products lines and to become less dependent on sales of lipsticks, lip pencils, nail polishes eye pencils and cosmetics in general. In July, 2001, the Company entered into an arrangement with RJS Scientific, Inc. relating to the Company's sale of bath and home fragrance products manufactured by RJS. Under the agreement, all profits and losses are to be divided equally between the Company and RJS. The agreement with RJS is terminable upon sixty days notice by either party. The revenues generated by the Company's agreement with RJS accounted for approximately 7% of the Company's net sales in 2001. There can be no assurance that any products made by RJS and sold by the Company pursuant to this agreement will meet with consumer acceptance or provide ongoing significant revenues to the Company.

In August 2001, the Company entered into an agreement with Perfume Center of America, Inc. ("PCA"), a leading fragrance importer, pursuant to which the Company sold to PCA its fragrance rack program supply arrangement for a mass merchandise retailer, together with the Company's inventory of fragrances relating to that retailer's program. In consideration for the transfer of the program and rack assets, the Company received approximately $245,000 in 2001, with the balance payable to the Company in two installments of $100,000 each due by December of 2002 and 2003. The Company received approximately $248,000 for the inventory. In connection with the sale, the Company agreed to serve as consultant to PCA concerning PCA's relationship with the retailer, for which PCA is to pay to the Company a specified percentage of net sales.

Marketing and Sale of "Celebrity-Endorsed" Products. The Company believes that the increasing popularity of consumer products endorsed by celebrities may provide significant future opportunities for the Company.

Accordingly, the Company is seeking to develop products for promotion by celebrity spokespersons which products would be sold by the Company to mass merchandising and electronic retailers. In this connection, the Company will seek to enter into agreements with celebrities for whom it believes it will be able to successfully develop products which will have consumer appeal.

In September 1996, the Company entered into an arrangement with ACI, Inc., a developer and marketer of cosmetic products, relating to the distribution and marketing of products endorsed by celebrity spokespersons through electronic media and other retail channels. Pursuant to this arrangement, the Company provides the financing required in connection with developing, marketing and distributing the products to be promoted by such celebrities and sold in the retail market. ACI's fee is equivalent to approximately 50% of the profit (after giving effect to any royalty payments required to be made to celebrity spokespersons and certain management fees payable to ACI) resulting from the sale of such products. To date, the Company has provided the financing for a line of cosmetics developed by ACI (including, without limitation, lipsticks, blushes and other beauty products) which are being promoted by a leading make-up artist and sold through the electronic media. The revenues generated by the Company's arrangement with ACI accounted for approximately 40.5% of the Company's net sales in 2001. There can be no assurance that any other products will be developed by ACI and financed by the Company pursuant to this agreement or that any such products that are developed will meet with consumer acceptance or provide significant revenues for the Company.

In December 2001, the Company entered into a trademark license and product promotion agreement with Kobra International, Ltd. pursuant to which Kobra agreed to provide to the Company the services of Nicole Miller, a world famous designer, in connection with the grant to the Company of a license for the production, manufacture and sale of a line of Nicole Miller jewelry through electronic and traditional retail channels. Under the agreement, the Company is to pay Kobra a specified percentage of net sales, subject to a minimum royalty for each year. The agreement has an initial term of three years, subject to renewal or early termination under specified circumstances.

In September 2000, the Company entered into a product promotion agreement with Z Metro, Inc. ("Metro, Inc."), pursuant to which Metro, Inc. agreed to provide to the Company the services of Zoe Metro, a jewelry and handbag designer, who is to assist in the design of, and endorse and promote, various products through electronic retailers. Under this agreement, Ms. Metro has made several appearances on The Shop Channel in Japan and is scheduled to make an additional appearance in July 2002. In return for the grant to the Company of Ms. Metro's services and the use of certain trademarks and other rights, the Company is to pay to Metro, Inc. a specified percentage of net sales in accordance with the terms of the agreement. The agreement has an initial term of thirty months, subject to renewal or early termination under specified circumstances.

Although the Company is seeking to develop the "celebrity-endorsed" product area of its business, including by marketing and distributing in the traditional retail market merchandise which is originally offered for sale on television or by developing products to be promoted by celebrities and sold directly in such traditional markets, there can be no assurance that the Company will be successful in its endeavors. There can be no assurance that the Company will be able to continue to develop any new celebrity products or that any such products developed by the Company will meet with consumer acceptance. In addition, except as described above, as of the date hereof the Company has no agreements, understandings or commitments related to such plan of development.

Inventory

Merchandise acquired by the Company in connection with its opportunistic purchasing activities for resale to its mass market customers is generally shipped by the supplier to the Company's warehouse facility, which is located in Paterson, New Jersey, or, in certain situations, is shipped by the supplier directly to a customer from whom the Company has received a purchase order. The Company utilizes its Paterson facility for the centralized receipt of goods from suppliers, as well as the storage of inventory and the shipment of inventory to its customers. In addition, value-added services such as reconfiguring of goods are also performed at this facility.

Typically, all raw materials purchased by the Company for its proprietary beauty aid and cosmetic products, are delivered to the Company's warehouse facility. Thereafter, the Company delivers such materials, on an as-needed basis, to its contract fillers, which provide filling services and perform quality control with respect to the finished products. Once completed, the products are delivered to the Company, which reconfigures or packs out the products and distributes the finished goods from its warehouse to its customers.

Competition

The areas of business in which the Company engages are highly competitive. The Company believes that it competes with the following:

In the opportunistic purchasing area of its business, the Company competes with other secondary sourcers, as well as with wholesale distributors and retailers, with respect to its ability to obtain merchandise. In addition, with respect to sales of such merchandise to its customers, the Company competes with other secondary suppliers, as well as with manufacturers who sell directly to retail merchandisers. The Company believes that its ability to purchase a broad array of merchandise at competitive prices is critical to its success. In connection with its sale of proprietary brand name products including the Linette®, Quick Thang®, Loud Sticks, Loud Music®, Ghoul Tools®, Signature Solutions® and Signature Beauty Care® products, the Company competes at the retail level with other manufacturers of budget-line health, beauty aid and cosmetic products for shelf space and promotional space. In connection with its celebrity-endorsed products business, the Company competes with manufacturers and marketing organizations that seek out celebrities to endorse products and assist in marketing programs for their merchandise, as well as with celebrity agents who can negotiate directly with retailers in order to secure marketing contracts for the celebrities they represent. The Company believes that it will compete on the basis of its ability to design products which are consistent with celebrities' respective preferences and characters and to provide such products to retailers at competitive prices.

Many of the Company's existing or potential competitors are well established companies and have or will have substantially greater financial, marketing and other resources than the Company. The Company believes that it competes on the basis of value, product assortment and availability, service to customers and reputation, as well as on the basis of its long-standing and well established relationships with both its suppliers and customers. Although the Company believes that it will be able to compete effectively on the basis of such factors, there can be no assurance of such.

Trademark and Servicemark Protection

Products developed by the Company are sold under the Linette®, Quick Thang®, Loud Sticks™, Signature Solutions® and Signature Beauty Care® trademarks and the Loud Music® and Ghoul Tools® marks. The Company has registered the Linette®, Loud Music® and Ghoul Tools® trademarks with the United States Patent and Trademark Office (the "Trademark Office") and, in connection with the acquisition of the product lines from SBC, Ales acquired all of SBC's rights in and to the Signature Solutions® mark and the Signature Beauty Care®, Groomer's Secret®, Lip Set® and Salon Essence® trademarks. There can be no assurance that the names and marks used by the Company do not or will not violate the proprietary rights of others, that such names and marks would be upheld if challenged or that the Company would not be prevented from using any names and trademarks in the future.

Personnel

The Company currently employs approximately 18 full-time salaried employees and approximately 24 hourly employees (the exact number of which fluctuates from time to time based on the Company's needs). The terms of employment of the Company's hourly employees are governed by a collective bargaining agreement which commenced on September 1, 1997 and continues for a term of five years. Management believes that its employee relations are good.

Insurance

To date, no material product liability claims have been made against the Company; however, as a distributor of merchandise, including health and beauty aids, cosmetics, and household items, the Company could be exposed to possible liability claims from others for personal injury or property damage due to design or manufacturing defects or otherwise. The Company maintains a product liability insurance policy that has a $1,000,000 per occurrence limit and a $2,000,000 aggregate limit, and a $5,000,000 umbrella liability insurance policy to cover claims in excess of the limits of its product liability insurance. In addition, the Company believes that the suppliers from whom it purchases such merchandise, including the manufacturers thereof, maintain adequate levels of product liability insurance. The Company also maintains other insurance, including insurance relating to property and personal injury, which the Company believes is similar to that maintained by comparable businesses and in amounts which the Company currently considers adequate. The Company believes that its insurance coverage, including without limitation its product liability coverage, is adequate in light of prior experience and future expectations. Nevertheless, a partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company.

Item 2. Description of Property.

The Company's principal executive offices are located at 495 River Street, Paterson, New Jersey, 07524. Such premises include approximately 50,500 square feet of office and warehouse space. The lease which commenced April 1, 1997, has been renewed through the period ending March 31, 2004. Thereafter, the lease will be subject to two one-year renewal options at increasing rental rates. The current monthly rent (including tax) is $24,864. The Company is also obligated to reimburse the lessor for the Company's proportionate share of any increases in real estate taxes and assessments over the amount of such taxes and assessments during calendar year 1997.

The Company believes that the space afforded by its properties is adequate for the current needs of its business.

Item 3. Legal Proceedings

Except for proceedings in the normal course of business, the Company is not a party to or involved in any pending legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders.

The Company did not submit any matters to the vote of security holders during the fourth quarter of the fiscal year ended December 31, 2001.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

A. Market Information.

The shares of Common Stock of the Company commenced trading on the Nasdaq Small Capitalization Market under the symbol "SELB" on July 13, 1995. The range of high and low reported closing sales prices for the Common Stock as reported by Nasdaq during the fiscal years ended December 31, 2000 and 2001 were as follows:

Fiscal Year 2000	High	Low
Quarter Ended:		
March 31, 2000	$3.75	$2.25
June 30, 2000	$3.25	$1.125
September 30, 2000	$2.0625	$1.3125
December 31, 2000	$1.75	$0.6875
Fiscal Year 2001		
Quarter Ended:		
March 31, 2001	$1.50	$0.85
June 30, 2001	$1.16	$0.50
September 30, 2001	$1.16	$0.75
December 31, 2001	$1.80	$0.80

The prices set forth above reflect inter dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

B. Holders.

On April 1, 2002, as reported by the Company's transfer agent, shares of Common Stock were held by 43 persons, based on the number of record holders, including several holders who are nominees for an undetermined number of beneficial owners.

C. Dividends.

The Company did not pay any dividends during 2000 and 2001. The payment by the Company of dividends, if any, is within the discretion of the Board of Directors and will depend on the Company's earnings, if any, its capital requirements and financial condition, as well as other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future, but instead intends to retain earnings, if any, for use in the Company's business operations.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis of the Company's results of operations, liquidity and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto. The Annual Report on Form 10-KSB contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements due to a number of factors, including but not limited to general trends in the retail industry (both general as well as electronic outlets), the ability of the Company to extend its financing arrangements (or obtain satisfactory alternative financing) on favorable terms, or at all, the ability of the Company to successfully implement its expansion plans, consumer acceptance of any products developed and sold by the Company, the ability of the Company to develop its "celebrity" product business, the ability of the Company to sell its specially purchased merchandise at favorable prices, on a timely basis or at all, and other factors set forth herein or in reports and other documents filed by the Company with the SEC.

Summary of Significant Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to accounts receivable, inventories, property and equipment, stock based compensation, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Note 1 of the notes to consolidated financial statements included in this Annual Report sets forth the principal accounting policies, assumptions and bases for estimates used in preparing the Company's financial statements as summarized below.

Revenue Recognition — Sales are recognized when the earnings process is complete and collectibility is assured, which is usually when the goods are shipped to customers. The Company generally extends credit to its customers, a significant portion of which are in the retail industry. Approximately 54% and 37% of the Company's net sales were derived from two major customers during 2001 and 2000, respectively. The Company closely monitors the extension of credit to its customers while maintaining appropriate allowances for potential credit losses.

Related Party Transactions — From time-to-time, the Company transacts business with parties related to the minority stockholders of Ales. During 2001 and 2000, the Company purchased inventories at a total cost of approximately $428,000 and $1,440,000, respectively, from companies affiliated with the minority stockholders. At December 31, 2001, accounts payable included a total of approximately $43,000 that arose primarily from such purchases. In addition, during 2001 and 2000, the Company made sales of merchandise to companies affiliated with minority stockholders aggregating approximately $102,000 and $606,000, respectively. At December 31, 2001, accounts receivable included a total of approximately $39,000 that arose primarily from such sales.

Inventories — Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. Management monitors and periodically reviews inventory quantities and agings and, when appropriate, inventory is sold at lower than normal margins in order to reduce the levels of excess or older goods.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets which ranged from two to seven years for machinery and equipment, three years for display fixtures and three to five years for computer equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the lease.

Impairment losses on property and equipment are recognized when events indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and all or a portion of such carrying value may not be recoverable. The Company did not recognize any impairment losses during 2001 and 2000.

Goodwill — Goodwill is comprised of costs in excess of net assets of acquired businesses that were being amortized on a straight-line basis over periods not exceeding ten years. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and other intangible assets with indefinite useful lives will no longer be systematically amortized. Instead such assets will be subject to reduction only when their carrying amounts exceed their estimated fair values based on impairment tests established by SFAS 142 that will be made at least annually. The Company will be required to apply the provisions of SFAS 142 and discontinue amortization effective as of January 1, 2002. The Company will also be required to make its first impairment tests no later than December 31, 2002. The effects of these tests on the Company's consolidated financial position and results of operations has not been determined. As of December 31, 2001, goodwill had an immaterial carrying value that was included in other assets.

Advertising — The Company expenses the cost of advertising and promotions as incurred.

Stock Options — In accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), the Company will only recognize compensation costs as a result of the issuance of stock options to employees based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. Therefore, the Company will not be required to recognize compensation expense as a result of any grants to employees at an exercise price that is equal to or greater than fair value. The Company will also make pro forma disclosures, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead, if such amounts differ materially from the historical amounts.

Earnings per Share — The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 "Earnings per Share," which require the presentation of "basic" and, if appropriate, "diluted" earnings per common share if that amount differs from basic earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

In computing diluted earnings per share, the assumed exercise of all of the Company's outstanding stock options and warrants, adjusted for the application of the treasury stock method, would have increased the weighted average number of common shares outstanding as shown in the table below:

	2001	2000
Basic weighted average shares outstanding	2,261,018	2,261,018
Shares arising from assumed exercise of:		
Stock options	65,483	106,849
Warrants		29,634
Diluted weighted average shares outstanding	2,326,501	2,397,501

Consolidated Results of Operations: Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000:

Although the Company has identified three main areas of business activity (as described more fully in Item 1. Description of Business), it manages and accounts for these activities in two principal business segments: Opportunity and Cosmetics (Opportunistic Purchasing and Secondary Sourcing are considered to be Opportunity; Proprietary Brand Name Products and "Celebrity Endorsed" products are considered to be Cosmetics).

	December 31, 2001	December 31, 2000	$ Change
Net sales:			
Opportunity	$ 9,087,478	$ 8,832,579	$ 254,899 (A)
Cosmetics	12,363,662	11,874,690	488,972 (B)
Total sales	21,451,140	20,707,269	743,871
Cost of sales:			
Opportunity	6,103,725	6,545,926	(442,201)(C)
Cosmetics	10,182,980	9,481,662	701,318 (D)
Total cost of sales	16,286,705	16,027,588	259,117
Selling general and administrative expenses	4,502,924	4,060,211	442,713 (E)
Total operating expenses	20,789,629	20,087,799	701,830
Operating income	661,511	619,470	42,041
Other income (expense):			
Litigation settlement	280,000		280,000 (F)
Other	19,042		19,042
Interest expense, net	(370,948)	(449,791)	(78,843)(G)
Totals	(71,906)	(449,791)	377,885
Income before income taxes	$ 589,605	$ 169,679	$ 419,926

(A) The increase in sales for this segment of our business primarily resulted from the successful introduction of a new line of bath and home fragrance products partially offset by a decrease in sales of specially purchased merchandise, as well as improved supply resources, allowing for quicker responses to retailer requirements.

(B) During the year ended December 31, 2001, sales for this segment of our business increased primarily as a result of growth in the electronic media portion of our business as well as the successful continued introduction of new products and development of new customers.

(C) For the year ended December 31, 2001, cost of sales for this segment was approximately 67.2% of sales as compared to 74.1% for the year ended December 31, 2000. Improved margins for this segment resulted primarily from the continuing effect of sales of specially purchased merchandise sold during the year at higher margins.

(D) Cost of sales for the "Cosmetics" segment of our business was approximately 82.4% of sales for the year ended December 31, 2001 as compared to 79.8% for the year ended December 31, 2000. The decrease in margins for this segment of our business resulted primarily from the sale of slower moving merchandise at lower profit margins, based on the Company's decision to reduce inventory levels, especially in the Cosmetics segment.

(E) Selling, general and administrative expenses consist principally of payroll, rent, commissions, insurance, professional fees, and travel and promotional expenses. During the year ended December 31, 2001 these costs increased primarily as a result of increased sales related expenses.

(F) Litigation settlement reflects proceeds from the settlement of a legal action brought by the Company against one of its licensors for an alleged breach of contract.

(G) The decrease in interest expense results primarily from lower borrowings under our credit facility during the year, coupled with lower borrowing rates.

Liquidity and Capital Resources

At December 31, 2001 we had working capital of approximately $9,015,000 including cash and cash equivalents of approximately $60,300.

During the year ended December 31, 2001, our operations generated cash and cash equivalents of approximately $1,433,000, primarily from net income of approximately $444,000 plus noncash charges of approximately $328,000. The balance of our increase arose from liquidating our inventory by approximately $1,500,000 and an increase in accounts payable, accrued expenses and other liabilities of approximately $3,636,000. These increases were offset in part by an increase in accounts receivable of approximately $4,325,000.

During the year ended December 31, 2001 we used approximately $62,000 for the acquisition of property and equipment, and received $45,000 from the sale of property and equipment.

During the year ended December 31, 2001 approximately $1,600,000 of cash and cash equivalents was used to reduce long term and short term debt.

In December, 1998 we entered into a credit facility ("Facility") with Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch"). At December 31, 2001, the credit facility, as amended, provided for the following:

1) A revolving line of credit through October 31, 2002, with maximum borrowings of $3,800,000 against the Company's eligible accounts receivable and inventories. At December 31, 2001 we had $2,622,390 outstanding under the revolving line of credit, representing a net decrease in our utilization of the revolving line of credit of $782,115. As of April 2, 2002, the outstanding balance under the revolving line of credit was $3,574,850.

2) A $900,000 term loan originating in December 1998 payable in monthly installments of $10,714 plus interest through January 2006. This term loan had an outstanding balance of $525,000 as of December 31, 2001.

3) A $500,000 term loan originating in October 1999 payable in monthly installments of $8,333 plus interest through November 2004. This term loan had an outstanding balance of $300,000 as of December 31, 2001.

4) A $600,000 term loan originating in January, 2001 having an outstanding balance of $50,000 as of December 31, 2001, which was repaid during January, 2002.

The revolving line of credit with Merrill Lynch requires interest to be paid monthly at 2.75% above the 30 day London Interbank offering (LIBOR) rate (an effective rate of 4.62% at December 31, 2001).

The Company intends to engage in discussions with Merrill Lynch with a view to extending and increasing the Facility and presently believes that it will be able to reach such an agreement with Merrill Lynch. In the event Merrill Lynch does not extend the Facility, however, the Company intends to contact other banks and financing sources and believes that it would then be able to arrange adequate alternative financing, although there can be no assurance of such. If the Company is unable to extend the current Facility and cannot obtain adequate alternative financing, and its cash available from operations is insufficient to satisfy the Company's obligations then due to Merrill Lynch, Merrill Lynch would be entitled to exercise all remedies available to it as a secured lender.

In addition to the Merrill Lynch credit facility, on September 26, 1997 and December 28, 1999, the Company entered into two other 6% term loans in the amount of $100,000 each. As of December 31, 2001, $45,663 and $76,691 were outstanding under the 1997 loan and 1999 loan, respectively.

The tables below summarize our long term debt and our lease commitments as of December 31, 2001:

Long term debt Obligations As of December 31, 2001	Payments Due by Period Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Merrill Lynch	$875,000	$272,000	$583,000	$20,000	—
Other	$122,000	$ 35,000	$ 87,000	—	—

Total Lease Commitments As of December 31, 2001	Amount of Commitment Expiration Per Period Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
495 River Street	$648,000	$275,000	$373,000	—	—

Our Merrill Lynch credit facility contains certain restrictive covenants which, among other things, require the maintenance of certain financial ratios, including minimum levels of Stockholders equity and certain levels of cash flow (as defined within the credit facility agreement). As of December 31, 2001 the Company was in compliance with the covenants contained in the agreement. Should circumstances arise that would cause us to be in default, Merrill Lynch would have the ability to accelerate the maturity on the credit facility agreement.

The Company anticipates that its working capital, together with anticipated cash flow from the Company's operations, will be sufficient to satisfy the Company's cash requirements for at least twelve months assuming that the Company's Facility is extended or adequate alternative financing arrangements are obtained by the Company. In the event the Company's plans change, due to unanticipated expenses or difficulties or otherwise, or if the working capital and projected cash flow otherwise are insufficient to fund operations or if the Company's Facility is not extended on satisfactory terms, the Company could be required to seek financing sooner than currently anticipated. Except for the revolving credit portion of the Facility, which expires on October 31, 2002, and various term loans, the Company has no current arrangements with respect to, or sources of, financing. Accordingly, there can be no assurance that financing will be available to the Company when needed, on commercially reasonable terms, or at all. The Company's inability to obtain adequate financing when needed would have a material adverse effect on the Company. In addition, any equity financing obtained by the Company could involve substantial dilution to the interests of the Company's stockholders.

Item 7. Financial Statements

The financial statements of the Company are set forth in a separate section of this Annual Report on Form 10-KSB. See "Item 13. Exhibits and Reports on Form 8-K" and the Index to Financial Statements on page F-1 of this Annual Report on Form 10-KSB.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

See the section captioned "Election of Directors" included in the Company's Proxy Statement in connection with its Annual Meeting scheduled to be held on May 30, 2002, which section is incorporated herein by reference.

Item 10. Executive Compensation

See the section captioned "Executive Compensation" included in the Company's Proxy Statement in connection with its Annual Meeting scheduled to be held on May 30, 2002, which section is incorporated herein by reference.

Item 11. Security Ownership of Certain Beneficial Owners and Management

(a) Security Ownership of Certain Beneficial Owners

See the section captioned "Principal Shareholders of the Company" included in the Company's Proxy Statement in connection with its Annual Meeting scheduled to be held on May 30, 2002, which section is incorporated herein by reference.

(b) Security Ownership of Management

See the section captioned "Principal Shareholders of the Company" included in the Company's Proxy Statement in connection with its Annual Meeting scheduled to be held on May 30, 2002, which section is incorporated herein by reference.

(c) Changes in Control

The Company knows of no contractual arrangements which may, at a subsequent date, result in a change of control of the Company.

Item 12. Certain Relationships and Related Transactions

See the section captioned "Certain Transactions" included in the Company's Proxy Statement in connection with its Annual Meeting scheduled to be held on May 30, 2002, which section is incorporated herein by reference.

Item 13. Exhibits, Lists and Reports on Form 8-K

(a) Exhibits

(1) The financial statements of the Company and the report thereon on the Index to Financial Statements on page F-1 hereof are filed as part of this Annual Report on Form 10-KSB.

(2) The following exhibits are being filed as part of this Annual Report on Form 10-KSB:

2.1 Agreement and Plan of Merger of Lea Cosmetics, Inc. into the Company dated July 31, 1995, together with Certificate of Merger filed with the Secretary of State of the State of Delaware on August 3, 1995 (incorporated by reference to Exhibit 2.1 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995).

3.1 Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995).

3.2 Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 1995).

4.1 Form of Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company's Registration Statement on Form SB-2 (Registration No. 33-88134), as filed with the Securities and Exchange Commission on June 28, 1995 ("Amendment No. 2")).

4.2	Warrant and Registration Agreement dated as of July 20, 1995 between the Company and Jan Mirsky (incorporated by reference to Exhibit 4.5 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995).
4.3	Warrant Extension Agreement Between Sel-Leb Marketing, Inc. and Jan S. Mirsky dated March 3, 2000 (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999).
4.4	1995 Stock Option Plan of the Registrant (incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1995).
4.5	1995 Nonemployee Directors' Stock Option Plan of the Registrant (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 1995).
4.6	Form of Stock Option Agreements under the 1995 Stock Option Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8, as filed with the Commission on January 10, 1997).
4.7	Form of Stock Option Agreement under the 1995 Nonemployee Directors' Stock Option Plan (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8, as filed with the Commission on January 10, 1997).
10.1	Trademark License Agreement dated January 28, 1997 between Bell Abbott Haussmann Inc. and the Company (incorporated by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996).
10.2	Merchandising License Agreement dated as of October 16, 1996 between Viacom Consumer Products, Inc. and the Company (incorporated by reference to Exhibit 10.27 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996).
10.3A	Lease dated as of February 5, 1997 between Bascom Corp. and the Company (incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996).
10.3B	Lease Renewal dated as of January 29, 2002, between Bascom Corp. and the Company.
10.4	Shareholders Agreement dated June 26, 1996 among Sel-Leb Marketing, Inc., B.B. Associates, LLC, Seth Markowitz and Beau Brummel Sel-Leb Marketing, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1997).
10.5	Environmental Indemnity Agreement dated October 22, 1997 between the Company, Ales and Summit Bank (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997).
10.6	Security Agreement dated September 26, 1997 between the Company and Paterson Restoration Corporation (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997).
10.7	Stockholder's Agreement between RBCJJ Associates LLC and the Company (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997).
10.8	Asset Purchase Agreement dated as of September 15, 1997 between SBC Corporation, Inc. and Ales (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1997).
10.9	Collective Bargaining Agreement dated September 1, 1997 between Local 300-S Production Service & Sales District Council I.U.C. AFL-CIO and the Company (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997).
10.10	Promissory Note and Security Agreement between Sel-Leb Marketing, Inc. and Paterson Restoration Corporation dated December 29, 1999 (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 1999).

10.11 Product Promotion Agreement ("Zoe Metro") (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000).

10.12 License Agreement ("Juliet") (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000).

10.13 Trademark License and Product Promotion Agreement ("Nicole Miller").

10.14 Agreement of Sale dated August 28, 2001, between the Company and Perfume Center of America, Inc.

10.15 Letter Agreement between the Company and RJS Scientific Inc.

10.16 Working Capital Management Account (WCMA) and Term Loan Agreement dated as of November 16, 1999 between Sel-Leb Marketing, Inc. and Merrill Lynch Business Financial Services Inc. (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 1999).

10.17 Letter Agreement dated August 3, 2000 by and between Merrill Lynch Business Financial Services, Inc. ("MLBFS") and Sel-Leb Marketing, Inc., amending the WCMA and Term Loan and Security Agreement with MLBFS (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000).

10.18 Letter Agreement dated August 3, 2000 by and between Merrill Lynch Business Financial Services, Inc. ("MLBFS") and Sel-Leb Marketing, Inc., amending the Term Loan and Security Agreement with MLBFS (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000).

10.19 Extension of Temporary Increase and Renewal for the WCMA Line of Credit (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2000).

10.20 Extension of WCMA Line of Credit and Temporary Increase of Line of Credit (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-KSB for fiscal year ended December 31, 2000).

10.21 Extension of Temporary Increase and Renewal for the WCMA Line of Credit (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2001).

10.22 Extension of Temporary Increase and Renewal for the WCMA Line of Credit (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2001).

10.23 Extension of WCMA Line of Credit (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2001).

11.1 Statement re: computation of per share earnings (not required because the relevant computation can be clearly determined from material contained in the financial statements).

21 Subsidiary of the Company.

23.1 Consent of J.H. Cohn LLP.

(b) Reports on Form 8-K

No Current Reports on Form 8-K were filed by the Company during the last quarter of the fiscal year ended December 31, 2001.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEL-LEB MARKETING, INC.
(Registrant)

By: /s/ HAROLD MARKOWITZ
Harold Markowitz
Chairman of the Board

Date: April 3, 2002

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ HAROLD MARKOWITZ Harold Markowitz	Chairman of the Board and Director	April 2, 2002
/s/ PAUL SHARP Paul Sharp	President, Chief Executive Officer and Director (Principal Executive Officer)	April 2, 2002
/s/ GEORGE FISCHER George Fischer	Chief Financial Officer (Principal Financial and Accounting Officer)	April 2, 2002
/s/ JACK KOEGEL Jack Koegel	Vice Chairman of the Board, Chief Operating Officer and Director	April 2, 2002
/s/ JORGE LAZARO Jorge Lazaro	Executive Vice President, Secretary and Director	April 2, 2002
/s/ STANLEY R. GOODMAN Stanley R. Goodman	Director	April 2, 2002
/s/ EDWARD C. ROSS Edward C. Ross	Director	April 2, 2002

SEL-LEB MARKETING, INC. AND SUBSIDIARY

INDEX TO FINANCIAL STATEMENTS

* * *

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Sel-Leb Marketing, Inc.

We have audited the accompanying consolidated balance sheet of Sel-Leb Marketing, Inc. and Subsidiary as of December 31, 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sel-Leb Marketing, Inc. and Subsidiary as of December 31, 2001, and their results of operations and cash flows for the years ended December 31, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

J.H. COHN LLP

Roseland, New Jersey
April 1, 2002

SEL-LEB MARKETING, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
December 31, 2001

ASSETS	
Current assets:	
Cash and cash equivalents	$ 60,300
Accounts receivable, less allowance for doubtful accounts of $266,120	9,163,755
Inventories	8,297,918
Deferred tax assets	297,545
Prepaid expenses and other current assets	832,460
Total current assets	18,651,978
Property and equipment, at cost, net of accumulated depreciation and amortization of $1,153,237	164,130
Other assets	214,203
Total	$19,030,311
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Note payable under line of credit	$ 2,622,390
Current portion of long-term debt	307,080
Accounts payable	4,626,583
Accrued expenses and other liabilities	2,080,918
Total current liabilities	9,636,971
Long-term debt, net of current portion	690,274
Total liabilities	10,327,245
Commitments and contingencies	
Stockholders' equity:	
Preferred stock, $.01 par value; 10,000,000 shares authorized; none issued	—
Common stock, $.01 par value; 40,000,000 shares authorized; 2,261,018 shares issued and outstanding	22,611
Additional paid-in capital	6,496,359
Retained earnings	2,223,096
Less receivable in connection with equity transactions	(39,000)
Total stockholders' equity	8,703,066
Total	$19,030,311

See notes to consolidated financial statements.

SEL-LEB MARKETING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2001 and 2000

	2001	2000
Net sales	$21,451,140	$20,707,269
Operating expenses:		
Cost of sales	16,286,705	16,027,588
Selling, general and administrative expenses	4,502,924	4,060,211
Total operating expenses	20,789,629	20,087,799
Operating income	661,511	619,470
Other income (expense):		
Interest expense, net of interest income of $2,688 and $18,176	(370,948)	(449,791)
Income from litigation settlement	280,000	
Gain on sales of property and equipment	12,954	
Other	6,088	
Totals	(71,906)	(449,791)
Income before provision for income taxes	589,605	169,679
Provision for income taxes	145,936	75,318
Net income	$ 443,669	$ 94,361
Net earnings per share:		
Basic	$ .20	$ .04
Diluted	$ .19	$ .04
Weighted average shares outstanding:		
Basic	2,261,018	2,261,018
Diluted	2,326,501	2,397,501

See notes to consolidated financial statements.

SEL-LEB MARKETING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2001 and 2000

	Common Stock		Additional Paid-in Capital	Retained Earnings	Receivable in Connection with Equity Transactions	Total Stockholders' Equity
	Shares	Amount				
Balance, January 1, 2000	2,261,018	$ 22,611	$6,496,359	$1,685,066	$(45,000)	$8,159,036
Partial payment of balance receivable					3,000	3,000
Net income				94,361		94,361
Balance, December 31, 2000	2,261,018	22,611	6,496,359	1,779,427	(42,000)	8,256,397
Partial payment of balance receivable					3,000	3,000
Net income				443,669		443,669
Balance, December 31, 2001	2,261,018	$ 22,611	$6,496,359	$2,223,096	$(39,000)	$8,703,066

See notes to consolidated financial statements.

SEL-LEB MARKETING, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2001 and 2000

	2001	2000
Operating activities:		
Net income	$ 443,669	$ 94,361
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	228,390	299,179
Provision (credit) for doubtful accounts	113,001	(35,644)
Gain on sales of property and equipment	(12,954)	
Deferred income taxes	(670)	(8,680)
Changes in operating assets and liabilities:		
Accounts receivable	(4,325,605)	786,836
Inventories	1,500,938	(1,467,018)
Prepaid expenses and other current assets	(213,784)	(84,367)
Other assets	64,151	(17,684)
Accounts payable, accrued expenses and other liabilities	3,635,733	(261,534)
Net cash provided by (used in) operating activities	1,432,869	(694,551)
Investing activities:		
Purchases of property and equipment	(61,522)	(45,977)
Proceeds from sales of property and equipment	45,050	
Net cash used in investing activities	(16,472)	(45,977)
Financing activities:		
Net proceeds from (net repayments of) note payable under line of credit	(782,115)	456,149
Proceeds from long-term debt		600,000
Repayments of long-term debt	(790,902)	(262,733)
Decrease in receivable in connection with equity transactions	3,000	3,000
Net cash provided by (used in) financing activities	(1,570,017)	796,416
Net increase (decrease) in cash and cash equivalents	(153,620)	55,888
Cash and cash equivalents, beginning of year	213,920	158,032
Cash and cash equivalents, end of year	$ 60,300	$ 213,920
Supplemental disclosure of cash flow information:		
Interest paid	$ 370,013	$ 467,967
Income taxes paid	$ 30,506	$ 352,502

See notes to consolidated financial statements.

Note 1—Organization and summary of significant accounting policies:

Organization and principles of consolidation:

The accompanying consolidated financial statements include the accounts of Sel-Leb Marketing, Inc. (a New York Corporation) and Ales Signature, Ltd. ("Ales"), its 80%-owned subsidiary. Sel-Leb Marketing, Inc. and Ales are referred to collectively herein as the "Company." The Company is primarily engaged in distributing and marketing cosmetics and consumer products through mass merchandisers, discount chain stores and food, drug and electronic retailers.

All significant intercompany balances and transactions have been eliminated in consolidation. The minority interest in the net equity of Ales as of December 31, 2001 and the minority interest in the results of its operations in 2001 and 2000 were immaterial.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition:

Sales are recognized when the earnings process is complete and collectibility is assured, which is usually when the goods are shipped to customers. Amounts billed for shipping and handling, which have not been significant, are included in sales and shipping and handling costs are included in cost of sales.

Cash equivalents:

The Company considers all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

Inventories:

Inventories, consisting primarily of finished goods, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and equipment:

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed using the straight-line method over the term of the lease.

Impairment losses on property and equipment are recognized when events indicate that the undiscounted cash flows estimated to be generated by such assets are less than their carrying value and all or a portion of such carrying value may not be recoverable. The Company did not recognize any impairment losses during 2001 and 2000.

Goodwill:

Goodwill is comprised of costs in excess of net assets of acquired businesses that were being amortized on a straight-line basis over periods not exceeding ten years. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Under SFAS 142, goodwill and other intangible assets with indefinite useful lives will no longer be

1—Organization and summary of significant accounting policies:—(Continued)

systematically amortized. Instead such assets will be subject to reduction only when their carrying amounts exceed their estimated fair values based on impairment tests established by SFAS 142 that will be made at least annually. The Company will be required to apply the provisions of SFAS 142 and discontinue amortization effective as of January 1, 2002. The Company will also be required to make its first impairment tests no later than December 31, 2002. The effects of these tests on the Company's consolidated financial position and results of operations has not been determined.

As of December 31, 2001, goodwill had an immaterial carrying value that was included in other assets. Goodwill amortization totaled approximately $34,000 in 2001 and 2000, respectively.

Product development costs:

The Company expenses product development costs as incurred. Product development costs charged to operations amounted to approximately $78,000 and $72,000 in 2001 and 2000, respectively.

Advertising:

The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to approximately $47,000 and $105,000 in 2001 and 2000, respectively.

Stock options:

In accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), the Company will only recognize compensation costs as a result of the issuance of stock options to employees based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. Therefore, the Company will not be required to recognize compensation expense as a result of any grants to employees at an exercise price that is equal to or greater than fair value. The Company will also make pro forma disclosures, in accordance with the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts.

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings per share:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share," which require the presentation of "basic" and, if appropriate, "diluted" earnings per common share if that amount differs from basic earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

Note 1—Organization and summary of significant accounting policies:—(Continued)

In computing diluted earnings per share, the assumed exercise of all of the Company's outstanding stock options and warrants, adjusted for the application of the treasury stock method, would have increased the weighted average number of common shares outstanding as shown in the table below:

	2001	2000
Basic weighted average shares outstanding	2,261,018	2,261,018
Shares arising from assumed exercise of:		
Stock options	65,483	106,849
Warrants		29,634
Diluted weighted average shares outstanding	2,326,501	2,397,501

Recent accounting pronouncements:

In addition to SFAS 142, the FASB and the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("ACSEC") had issued certain accounting pronouncements as of December 31, 2001 that will become effective in subsequent periods; however, management of the Company does not believe that any of those pronouncements would have significantly affected the Company's financial accounting measurements or disclosures had they been in effect during 2001 and 2000 or that they will have a significant effect at the time they become effective.

Note 2—Property and equipment:

Property and equipment at December 31, 2001 consisted of the following:

	Estimated Useful Lives	Amount
Machinery and equipment	2 to 7 years	$ 817,019
Display fixtures	3 years	283,080
Computer equipment	3 to 5 years	152,790
Leasehold improvements	10 years	64,478
		1,317,367
Less accumulated depreciation and amortization		1,153,237
Total		$ 164,130

Depreciation expense aggregated $193,930 and $264,719 in 2001 and 2000, respectively.

Note 3—Note payable under line of credit:

During December 1998, the Company entered into a loan agreement pursuant to which Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch") is providing the Company with a credit facility (the "Facility"). Based on the latest amendments to the loan agreement as of December 31, 2001, the Facility consists of a revolving line of credit, with maximum borrowings of $3,800,000 against the Company's eligible accounts receivable and inventories through October 31, 2002, and three term loans (see Note 4). Borrowings under the revolving line of credit, which totaled $2,622,390 at December 31, 2001, bear interest, which is payable monthly, at 2.75% above the 30-day London Interbank Offering Rate (an effective rate of 4.62% as of December 31, 2001). Outstanding borrowings under the Facility are secured by substantially all of the Company's assets.

Note 3—Note payable under line of credit:—(Continued)

The loan agreement with Merrill Lynch contains certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and limit additional indebtedness.

Note 4—Long-term debt:

At December 31, 2001, long-term debt consisted of the following:

Term loans payable to Merrill Lynch (A):	
Due in monthly installments of $50,000 and a final payment made in January 2002	$ 50,000
Due in monthly installments of $8,333 and a final payment in November 2004	300,000
Due in monthly installments of $10,714 and a final payment in January 2006	525,000
Other loans payable (B):	
Due in monthly installments of $1,461 and a final payment in October 2004	45,663
Due in monthly installments of $1,461 and a final payment in January 2007	76,691
	997,354
Less current portion	307,080
Long-term debt	$ 690,274

(A) The loans bear interest payable monthly at 2.75% above the 30-day London Interbank Offering Rate and are secured by substantially all of the assets of the Company (see Note 3).

(B) The loans bear interest at an annual rate of 6%. The loans are secured by a second lien on the Company's machinery and equipment.

Principal amounts due under the Company's long-term obligations in each of the five years subsequent to December 31, 2001 are as follows:

Year Ending December 31,	Amount
2002	$307,080
2003	263,646
2004	259,918
2005	146,114
2006	20,596

Note 5—Preferred stock, stock options and warrants:

Preferred stock:

On May 27, 1998, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation which authorizes the issuance by the Company of up to 10,000,000 shares of preferred stock with a par value of $.01 per share. The preferred stock may be issued in one or more series with the terms and preferences to be determined by the Company's Board of Directors. No shares of preferred stock had been issued by the Company as of December 31, 2001.

Stock options:

The Company has a Stock Option Plan (the "Option Plan") which provides for the issuance of incentive stock options and nonincentive stock options to employees of the Company for the purchase of shares of common stock

Note 5—Preferred stock, stock options and warrants:—(Continued)

at a price not less than the fair market value of the shares on the date of grant, provided that the exercise price of any incentive stock option granted to an employee owning more than 10% of the outstanding common shares of the Company is not less than 110% of the fair market value of the shares on the date of grant. The term of each option and the manner of exercise are determined by the Board of Directors. Employees are fully vested in the options three years after the date of grant and the options are exercisable up to 10 years after the date of the grant.

In addition, the Company has a Nonemployee Directors' Stock Option Plan (the "Directors' Plan") which provides for the issuance of options to nonemployee directors of the Company for the purchase of shares of common stock at a price that is not less than the fair market value of the shares on the date of grant. The term of each option and the manner of exercise is determined by the Board of Directors, but the options cannot be exercisable more than 10 years after the date of grant. Upon election to the Board of Directors, and after each reelection, each nonemployee director is granted an option to purchase 1,250 common shares exercisable from the date of grant.

A summary of the status of the Company's shares subject to options as of December 31, 2001 and 2000 and changes during the years then ended is presented below:

	2001		2000	
	Shares or Price	Weighted Average Exercise Price	Shares or Price	Weighted Average Exercise Price
Outstanding, at beginning of year	545,758	$ 2.40	563,910	$ 2.44
Granted	104,750	1.10	8,750	2.36
Canceled	(500)	(0.94)	(26,902)	(3.17)
Outstanding, at end of year	650,008	$(2.19)	545,758	$ 2.40
Options exercisable, at end of year	524,383		423,306	
Weighted average fair value of options granted during the year	$ .86		$ 2.11	

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Years of Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.4375	105,689	6.76	$ .4375	105,689	$ .4375
.578-2.125	211,505	7.99	1.30	118,192	1.42
2.375-2.719	199,126	5.76	2.44	171,564	2.45
3.00-6.67	123,688	4.29	3.60	118,938	3.58
8.00-27.00	10,000	4.96	17.38	10,000	17.38
$ .4375-$27.00	650,008	6.35	$ 2.19	524,383	$ 2.35

Note 5—Preferred stock, stock options and warrants:—(Concluded)

Shares subject to warrants:

At December 31, 2000, the Company had warrants outstanding for the purchase of 86,622 shares of common stock that were originally exercisable through April 15, 2001 at $1.25 per share. On April 9, 2001, the Company extended the expiration date of the warrants to April 15, 2002. The fair market value of the shares on April 9, 2001 was $.75 per share.

Shares reserved for issuance:

At December 31, 2001, shares of common stock were reserved for the following:

Exercise of outstanding stock options	650,008
Exercise of stock options available for grant:	
Option Plan	98,190
Directors' Plan	53,750
Total	151,940
Exercise of warrants	86,622
Total	888,570

Pro forma information:

Since the Company has elected to continue to use the provisions of APB 25 in accounting for stock options and warrants granted to employees and the exercise price of all of the options and warrants granted to employees has been equal to or greater than the fair market value at the date of grant, no earned or unearned compensation cost was recognized in the accompanying 2001 and 2000 consolidated financial statements for stock options and warrants granted to employees. The pro forma amounts computed as if the Company had elected to recognize compensation cost for stock options and warrants granted to employees based on the fair value of the options and warrants at the date of grant as prescribed by SFAS 123 and the related historical amounts reported in the accompanying consolidated statements of income are set forth below:

	2001	2000
Net income—as reported	$443,669	$ 94,361
Net income—pro forma	$362,149	$ 18,754
Basic earnings per share—as reported	$ .20	$ .04
Basic earnings per share—pro forma	$ .16	$ .01
Diluted earnings per share—as reported	$ .19	$ .04
Diluted earnings per share—pro forma	$ .16	$ .01

The fair value of each option granted was estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for 2001 and 2000:

	2001	2000
Expected volatility	116%	100%
Risk-free interest rate	4.4%	6.0%
Expected years of option life	5.0	5.0
Expected dividends	0%	0%

The pro forma charges for compensation derived from the fair value option pricing model as describe above totaled $81,520 and $75,607 (net of tax effects) in 2001 and 2000, respectively.

Note 6—Income taxes:

Deferred tax assets at December 31, 2001 (there were no deferred tax liabilities) were attributable to temporary differences related to the following:

Inventories	$165,015
Allowance for bad debts	102,995
Other	29,535
Deferred tax assets	$297,545

The net provision for income taxes in 2001 and 2000 consisted of the following provisions (credits):

	2001	2000
Federal:		
Current	$154,052	$50,509
Deferred	240	(5,741)
Totals	154,292	44,768
State:		
Current	(7,448)	33,489
Deferred	(908)	(2,939)
Totals	(8,356)	30,550
Totals	$145,936	$75,318

The provision for income taxes in 2001 and 2000 differs from the amount computed using the Federal statutory rate of 34% as a result of the following:

	2001	2000
Tax at Federal statutory rate	34%	34%
Increase (decrease) from effects of:		
State income taxes, net of Federal income tax benefit	3	12
Nondeductible expenses and other permanent differences	1	8
Prior year overaccrual	(13)	(12)
Other (primarily surtax exemption)	—	2
Totals	25%	44%

Note 7—Related party transactions:

From time-to-time, the Company transacts business with parties related to the minority stockholders of Ales. During 2001 and 2000, the Company purchased inventories at a total cost of approximately $428,000 and $1,440,000, respectively, from companies affiliated with the minority stockholders. At December 31, 2001, accounts payable included a total of approximately $43,000 that arose primarily from such purchases. In addition, during 2001 and 2000, the Company made sales of merchandise to companies affiliated with minority stockholders aggregating approximately $102,000 and $606,000, respectively. At December 31, 2001, accounts receivable included a total of approximately $39,000 that arose primarily from such sales.

Note 8—Commitments and contingencies:

Leases:

The Company has a noncancelable operating lease for office and warehouse facilities that expires on March 31, 2004. In addition to base rentals, the lease requires payments for real estate taxes and other operating costs.

Note 8—Commitments and contingencies:—(Concluded)

Minimum rental payments under the lease from January 1, 2002 until its expiration on March 31, 2004 total approximately $648,000 and are payable as follows: $275,000 in 2002; $298,000 in 2003; and $75,000 in 2004.

Rent expense amounted to approximately $258,000 and $291,000 in 2001 and 2000, respectively.

Promotional and licensing agreements:

The Company has various promotional and licensing agreements whereby it pays royalty fees to celebrities and/or licensors based upon a percentage of net sales attributable to the celebrities' appearances or sales of the licensor's products. Royalty fees charged to operations amounted to approximately $776,000 and $390,000 in 2001 and 2000, respectively.

Litigation:

The Company is involved in various claims and lawsuits incidental to its business. Management believes that the probable resolution of such contingencies will not materially affect the consolidated financial position or results of operations of the Company.

On May 30, 2001, the Company entered into an agreement to settle a legal action it had brought against one of its licensors for an alleged breach of contract. The accompanying 2001 consolidated statement of income includes the Company's income from the litigation settlement which totaled $280,000.

Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. From time to time, cash balances exceed Federal insurance limits. Exposure to credit risk is reduced by placing such deposits in major financial institutions and monitoring their credit ratings.

The Company generally extends credit to its customers, a significant portion of which are in the retail industry. Approximately 54% and 37% of the Company's net sales were derived from two major customers during 2001 and 2000, respectively. The two customers also accounted for approximately $7,048,000 of the Company's accounts receivable balance at December 31, 2001. The Company closely monitors the extension of credit to its customers while maintaining appropriate allowances for potential credit losses. Accordingly, management does not believe that the Company was exposed to significant credit risk at December 31, 2001.

Note 9—Fair value of financial instruments:

The Company's material financial instruments at December 31, 2001 and 2000 for which disclosure of estimated fair value is required by certain accounting standards consisted of cash and cash equivalents, accounts receivable, accounts payable, notes payable and long-term debt. In the opinion of management, (i) cash and cash equivalents, accounts receivable and accounts payable were carried at values that approximated their fair values because of their liquidity and/or their short-term maturities and (ii) notes payable and long-term debt were carried at values that approximated their fair values because substantially all of those obligations had interest rates equivalent to those currently prevailing for financial instruments with similar characteristics.

Note 10—Segment information:

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Pursuant to the provisions of SFAS 131, the Company is reporting segment sales and gross margins in the same format reviewed by the Company's management (the "management approach"). The Company has two reportable segments: "Opportunity" and "Cosmetics". The Opportunity segment is comprised of the operations connected with the acquisition, sale and distribution of name-brand and off-brand products which are purchased from manufacturers, wholesalers or retailers as a result of close-outs, overstocks and/or changes in the packaging of brand name items. The Cosmetics segment is comprised of the acquisition, sale and distribution of all other products, including "celebrity endorsed" and "tie-in" cosmetics and health and beauty aid products and designer and all other fragrances.

Net sales, cost of sales and other related segment information follows:

	2001	2000
Net sales:		
Opportunity	$ 9,087,478	$ 8,832,579
Cosmetics	12,363,662	11,874,690
Totals	21,451,140	20,707,269
Cost of sales:		
Opportunity	6,103,725	6,545,926
Cosmetics	10,182,980	9,481,662
Totals	16,286,705	16,027,588
Selling, general and administrative expenses	4,502,924	4,060,211
Total operating expenses	20,789,629	20,087,799
Operating income	661,511	619,470
Other income (expense):		
Interest expense, net	(370,948)	(449,791)
Income from litigation settlement	280,000	
Gain on sales of property and equipment	12,954	
Other	6,088	
Totals	(71,906)	(449,791)
Income before provision for income taxes	$ 589,605	$ 169,679
Segment assets:		
Inventories:		
Opportunity	$ 1,456,274	$ 2,465,454
Cosmetics	6,841,644	7,333,402
Totals	8,297,918	9,798,856
Other assets	10,732,393	6,722,070
Total assets	$19,030,311	$16,520,926

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BOARD OF DIRECTORS

Stanley R. Goodman, Esq.
Partner, Goodman & Saperstein

Jack Koegel
Vice Chairman and
Chief Operating Officer,
Sel-Leb Marketing, Inc.

Jorge Lazaro
Executive Vice President and Secretary,
Sel-Leb Marketing, Inc.

Harold Markowitz
Chairman of the Board,
Sel-Leb Marketing, Inc.

Edward C. Ross
Partner, Finkle, Ross & Rost

Paul Sharp
President and Chief Executive Officer,
Sel-Leb Marketing, Inc.

OFFICERS

Harold Markowitz
Chairman of the Board

Paul Sharp
President and Chief Executive Officer

Jack Koegel
Vice Chairman of the Board and
Chief Operating Officer

Jorge Lazaro
Executive Vice President and
Secretary

George Fischer
Chief Financial Officer

Jack Teichman
Controller

INDEPENDENT AUDITORS

J.H. Cohn LLP
Roseland, New Jersey

LEGAL COUNSEL

Blank Rome Tenzer Greenblatt LLP
New York, New York

REGISTRAR AND TRANSFER AGENT

Continental Stock Transfer & Trust Company
2 Broadway
New York, New York 10004

10-KSB REPORT

A copy of Sel-Leb Marketing, Inc.'s Annual Report on Form 10-KSB filed with the Securities and Exchange Commission will be made available without charge to shareholders upon written request addressed to Sel-Leb Marketing, Inc., 495 River Street, Paterson, New Jersey 07524.

ANNUAL MEETING

Sel-Leb Marketing, Inc.'s Annual Meeting of Shareholders will be held at Sel-Leb Marketing, Inc., 495 River Street, Paterson, New Jersey on Thursday, May 30, 2002 at 10:00 a.m. (local time).

COMMON STOCK

Shares of Common Stock of Sel-Leb Marketing, Inc. are traded in the over-the-counter market and listed on the Nasdaq SmallCap Market under the symbol "SELB."

SEL-LEB MARKETING, INC.
495 RIVER STREET
PATERSON, NEW JERSEY 07524
973.225.9880
FAX: 973.225.9840